UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Delek US Holdings, Inc.

File No. 001-32868 - CF#24885

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Delek US Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2010.

Based on representations Delek US Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5(j)	through April 28, 2011
Exhibit 10.5(k)	through April 28, 2011
Exhibit 10.6	through March 12, 2020
Exhibit 10.6(d)	through April 28, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel